November 16, 2011

VIA EDGAR

Tom Kluck
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Power REIT
Amendment No. 1 to Registration Statement on Form S-4
Filed November 16, 2011
File No. 333-177802

Dear Mr. Kluck:

This letter is submitted on behalf of Power REIT, a Maryland real estate investment trust (the “Company”) and wholly-owned subsidiary of Pittsburgh & West Virginia Railroad (“PW”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-4 (filed November 8, 2011, Registration No. 333-177802) (the “S-4 Registration Statement”), as set forth in your letter to Mr. David Lesser dated November 10, 2011.  We are filing via EDGAR Amendment No. 1 to the S-4 Registration Statement (“Amendment No. 1”) in response to the Staff’s comments.  For reference purposes, the text of your letter dated November 10, 2011 has been reproduced herein (in bold), with the Company’s response below each numbered comment.  As appropriate, the Company’s responses include a reference to the section and page numbers of Amendment No. 1 that have been revised in response to the comment.

1.
We note your response to comment 2 in our letter to Pittsburgh & West Virginia Railroad dated November 3, 2011 that you meet the transaction eligibility requirements pursuant to General Instruction I.B.4 for S-3. Please note that “meets the requirements for use of Form S-3” is defined narrowly for the purposes of Form S-4 and does not encompass rights offerings registered on Form S-3 pursuant to General Instruction I.B.4. Therefore, please tell us how you meet the requirements to incorporate by reference on Form S-4 or provide the required information. Refer to General Instruction B.1.a.(ii) of Form S-4.

Response:  The Company acknowledges the Staff’s comment.  We have elected to provide the required information in Amendment No. 1 on the assumed basis that Power REIT does not meet the requirements for use of Form S-3 as described in General Instruction B of Form S-4, and further that Pittsburgh & West Virginia Railroad does not meet the requirements for use of Form S-3 as described in General Instruction C of Form S-4.

2.
We note that counsel’s opinion states that it is not rendering any opinion as to the past, present, or future status of the Company or PW as a real estate investment trust under the Code. However we also note that the discussion under “Material U.S. Federal Income Tax Consequences” represents the opinion of counsel and that counsel has opined that you will be organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code within that section on page 17. Please revise your opinion for consistency.

Response:  The Company acknowledges the Staff’s comment.  Counsel has revised the opinion attached as Exhibit 8.1 to the Amendment No. 1 to resolve the inconsistency.

Very truly yours,

/s/ Kevin Acklin
Kevin Acklin
Partner
Leech Tishman

Cc:	Adam F. Turk, SEC
David H. Lesser, Power REIT
Arun Mittal, Power REIT